17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande
Macao
Tel: (853) 322096
Fax: (853) 323265
March 14, 2006
Via EDGAR
Nili Shah
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	Deswell Industries, Inc. (the “Company”)
Form 20-F for the fiscal year ended March 31, 2005
Filed July 8, 2005
File No. 0-26448
Dear Ms. Shah:
This is in response your comment letter of February 28, 2006 to C. P. Li of the Company. For the convenience of the staff, each comment is repeated verbatim with the Company’s response immediately following.
Form 20-F for the fiscal year ended March 31, 2005
Financial Statements
8.	Income Taxes, page 66
1.	We note your response to prior comment 5 in our letter dated January 30, 2006 and have the following comments:
•	For each subsidiary subject to a tax holiday or other concession, as detailed on page 66, please tell us and disclose, in future filings, when each of your tax holidays and other concessions expire. Please also tell us and disclose the applicable tax rate after the expiration of the tax holiday or other concession.

Nili Shah
Branch Chief
March 14, 2006

Response:
As we have disclosed on page 66 of our Form 20-F, the enterprise income tax in China is generally charged at 33%, in which 30% is for national tax and 3% is for local tax. Assuming these rates remain the same, these would be the rates upon expiration of our tax holidays and other concessions. For the companies detailed on page 66 of our Form 20-F, the applicable tax rates are as follows for the tax year ended December 31, 2005:
•	Jetcrown Industrial (Shenzhen) Limited continued to enjoy tax concession as an “Export-oriented Enterprise” with a tax rate of 10%. The tax concession rate could only be applied with the PRC Tax Bureau after the completion of the calendar year.
•	Dongguan Kwan Hong Electronics Company Limited is in process of applying for approval as an “Export-oriented Enterprise” with a tax rate of 10%; otherwise, it would enjoy tax rate of 15% as a “High-tech Enterprise” plus a local tax of 3%. At the moment, the approval has not yet been granted.
•	Jetcrown Industrial (Dongguan) Limited commenced its second tax exemption year with nil tax.
Your comments regarding future filings are noted and disclosure will be added in future filings regarding when each of our tax holidays and other concessions expire and the applicable tax rate after the expiration of the tax holiday or other concession.
•	We note your conclusion that you have no deferred tax assets or liabilities as a result of operations in tax-free jurisdictions and various tax holidays and concessions. Please tell us the amount and nature of each type of temporary taxable or deductible difference associated with your subsidiaries subject to tax holidays and concessions. Please also tell us, in detail, your basis for what appears to be a determination that all temporary differences associated with these subsidiaries will reverse prior to the end of the tax holiday. For example, we note that you depreciate your fixed assets for book purposes between three and 50 years. However, your disclosures on page 66 indicate that you only receive a 100% exemption from taxes for two years, followed by a 50% exemption for three years. Thus, it would appear that certain temporary differences will reverse alter the expiration of your tax holidays, thereby requiring recognition of a deferred tax asset or liability.
Response:
We are not aware of any temporary taxable or deductible difference associated with our China subsidiaries subject to tax holidays and concessions as mentioned above. For the depreciation of fixed assets in these subsidiaries, the depreciation rates charged were consistent with that allowable under the relevant taxation regulations. Hence no timing differences are raised. The tax exemption of 100% or 50% are in reference to the tax on each year’s profits and no temporary differences will be reversed after the expiration of tax holidays.

Nili Shah
Branch Chief
March 14, 2006

2.	We note your response to prior comment 6 in our letter dated January 30, 2006. We assume that the entities referred to in your response that are not subject to any tax jurisdictions are the same as those disclosed under “Others” on page 67 of your Form 20-F. In future filings, given the increasing impact of the income earned by entities in tax free jurisdictions, expand your disclosures to discuss the nature of the aforementioned entities and jurisdictions, and the amounts associated with each for each period presented.
Response:
Your assumption that the entities referred to in our response of January 30, 2006 are not subject to any tax jurisdictions are the same as those disclosed under “Others” on page 67 of your Form 20-F is correct. Companies in Macao are exempted from income tax as qualifying corporations under its offshore commercial service investment incentive scheme.
Your comments regarding future filings are noted and disclosure will be added in future filings that discusses the nature of the aforementioned entities and jurisdictions, and the amounts associated with each for each period presented.
If you have any further comments or questions, please do not hesitate to contact the undersigned.

Sincerely, DESWELL INDUSTRIES, INC.
By:	/s/ C. P. Li
C. P. Li
Chief Financial Officer

Cc:	Ms. Jenn Do via fax: (202) 772-5368, and email: dop@sec.gov
Mark A. Klein, Esq. via email: mklein@klng.com